Exhibit 20
[OBJECT OMITTED] News Release

Contact:  George Pipas
          (313) 323-9216


FORD MOTOR COMPANY'S OCTOBER U.S. SALES DOWN 6%

DEARBORN, MI, November 1, 2000 - U.S. consumers purchased or leased 299,639 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in the month of October, down six percent from a year ago.

Sales of passenger cars totaled 112,866, down 12 percent from a year ago. The decline in car sales primarily reflected lower sales for the discontinued Ford Contour and Mercury Mystique compact cars and also Ford Crown Victoria and Mercury Grand Marquis full-size cars where Ford shipments and dealer sales have slowed until air bag modules can be replaced.

Truck sales totaled 186,773, down one percent from a year ago. The decline primarily reflected lower sales for minivans, which also were affected by the air bag module problem, and lower sales for the Ford F-Series pickup. Ford Windstar sales were down 21 percent and Mercury Villager sales were down 26 percent.

To expedite replacement efforts of defective air bag modules, Ford has reduced production schedules this week and will suspend production next week at the St. Thomas (Crown Victoria and Grand Marquis) and Oakville (Windstar) assembly plants. These actions will divert air bag modules from new vehicle production to vehicles in dealer and company inventory.

Including these actions, Ford Motor Company's fourth quarter North American production plan totals 1,110,000 vehicles (385,000 cars and 725,000 trucks), three percent lower than fourth quarter 1999 (cars down 11 percent and trucks equal to a year ago).

In other truck segments, October sales of Ford sport utility vehicles totaled 65,691, up 11 percent from a year ago. Sales of the all-new Ford Escape compact SUV more than offset
_______________________________________________________________________________

Sales Analysis and Reporting, The American Road, Room 1017, Dearborn, MI 48121
Telephone: (313) 323-9216; Fax:  (313) 323-0610
Internet: http://media.ford.com
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the decline in Ford Explorer sales.  Ford Escape sales were 9,818, up 29 percent from September. Ford Explorer sales were 29,611, down 16 percent from October 1999.

Year-to-date  through  October,  Ford Motor  Company's car and truck sales total
3.63 million, up three percent from the same period a year ago.

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